UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Toga Limited
(Name of Issuer)

Common Stock

(Title of Class of Securities)

88907T204

(CUSIP Number)

W. Scott Lawler, Esq.

Booth Udall Fuller, PLC

1255 W. Rio Salado Parkway, Suite 215

Tempe, Arizona 85281

(480) 830-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88907T204	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toh Kok Soon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,040,565,400
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,040,565,400
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,565,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.49%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88907T204	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toga Capital Sdn. Bhd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,389,718
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,389,718

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,718
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88907T204	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goh Seng Guan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,250,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,250,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.62%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88907T204	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Jun Hao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 250,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 250,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88907T204	13D	Page 6 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Toga Limited, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

Mr. Toh Kok Soon (also known as “Michael Toh”) is the President, CEO and member of the Board of Directors of the Issuer. Mr. Toh is also the Chief Operating Officer and shareholder of Toga Capital Sdn. Bhd., a Malaysian entity (“Toga Capital”). Mr. Lim Jun Hao is the Chief Operating Officer and shareholder of Toga Capital. Mr. Goh Seng Guan is a shareholder of Toga Capital.

Toga Capital may direct the vote and disposition of the 2,389,718 shares of the Common Stock it holds directly as of July 3, 2018. Mr. Toh, as an officer and shareholder of Toga Capital, may direct Toga Capital to direct the vote and disposition of the 2,389,718 shares of Common Stock that Toga Capital holds. Mr. Goh as a shareholder and Mr. Lim as an officer and shareholder of Toga Capital may direct Toga Capital to direct the vote and/or disposition of 2,389,718 shares of Common Stock. Mr. Toh, Mr. Goh and Mr. Lim, each for himself, specifically disclaims beneficial ownership of such shares. Toga Capital, Mr. Toh, Mr. Goh and Mr. Lim may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1933 (the “Exchange Act”). Each of these parties disclaims beneficial ownership of securities held by the other party and disclaims constituting a group.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly by Toga Capital, Mr. Toh, Mr. Goh and Mr. Lim. Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons”. Each of the Reporting Persons is a party that certain Joint Filing Agreement attached as Exhibit 99.1 hereto. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

This statement is filed by Mr. Toh, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in his name; and (2) shares of Common Stock held in the name of Toga Capital by virtue of Mr. Toh’s capacity as the senior executive officer of Toga Capital.

This statement is filed by Mr. Goh with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in his name; and (2) shares of Common Stock held in the name of Toga Capital by virtue of Mr. Goh’s capacity as a shareholder of Toga Capital.

This statement is filed by Mr. Lim with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in his name; and (2) shares of Common Stock held in the name of Toga Capital by virtue of Mr. Lim’s capacity as an executive officer of Toga Capital.

(b)	The business address of each of the Reporting Persons is Suite 30-01, Level 30, Menara Standard Chartered, No. 30, Jalan Sultan Ismail, 50250, Kuala Lumpur, Malaysia.

(c)	The principal occupation of Mr. Toh is President and CEO of Toga Limited. The principal business of Toga Capital is the development of a social medium platform. The principal occupation of Mr. Lim is Chief Operating Officer of Toga Capital. The principal occupation of Mr. Goh is businessman.

(d)	None of the Reporting Persons described herein has, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Toh, Mr. Goh and Mr. Lim are citizens of Malaysia. Toga Capital is a Malaysian corporation.

CUSIP No. 88907T204	13D	Page 7 of 8 Pages

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Common Stock owned by Toga Capital were purchased pursuant to a written Subscription Agreement entered by and between Toga Capital and the Issuer.

On June 13, 2016, Mr. Toh used his own funds in the amount of $230,000 to purchase 227,383 shares of the Common Stock and three (3) convertible promissory notes issued by the Issuer, totaling $533,925 in a private transaction from the prior sole officer and director of the Issuer.

On May 11, 2017, Mr. Toh converted three (3) convertible promissory notes issued by the Issuer, totaling $533,925 in principal, into 533,925 shares of Common Stock.

On November 1, 2016, Mr. Toh used his own funds in the amount of $2,000 to subscribe for and to purchase from the Issuer 20 million shares.

On September 11, 2017, all of the aforementioned shares acquired by Mr. Toh were increased by a multiple of 50 as a result of the Issuer’s decision to effect a 50:1 forward split of the outstanding shares of the Issuer’s Common Stock.

On December 2, 2016, Mr. Goh used his own funds in the amount of $2,500 to purchase 25,000,000 shares of Common Stock pursuant to a Confidential Private Placement Subscription Agreement entered by and between Issuer and Mr. Goh.

On September 11, 2017, all of the aforementioned shares acquired by Mr. Goh were increased by a multiple of 50 as a result of the Issuer’s decision to effect a 50:1 forward split of the outstanding shares of the Issuer’s Common Stock.

On December 2, 2016, Mr. Lim used his own funds in the amount of $500.00 to purchase 5,000,000 shares of Common Stock pursuant to a Confidential Private Placement Subscription Agreement entered by and between Issuer and Mr. Lim.

On September 11, 2017, all of the aforementioned shares acquired by Mr. Lim were increased by a multiple of 50 as a result of the Issuer’s decision to effect a 50:1 forward split of the outstanding shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

Currently none of the Reporting Persons has a present plan or proposal which would relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of the Company; (d) any other material change in the Company’s business or corporate structure, including but not limited to, of the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (e) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (f) a class of equity securities of the Company becoming eligible for termination pursuant to section 12(g)(4) of the Act; or (g) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto, subject to applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b) The percentages used herein are calculated based upon the 2,635,028,815 Shares outstanding as disclosed by the Company in its recently filed Form 10-Q for the period ended January 31, 2018 and filed with the SEC on March 26, 2018.

(i)	As of the date of this Schedule 13D, Mr. Toh beneficially owned in the aggregate 1,040,565,400 Shares, 39.49% of the outstanding Shares. Mr. Toh has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him.

CUSIP No. 88907T204	13D	Page 7 of 8 Pages

(ii)	As of the date of this Schedule 13D, Mr. Goh beneficially owned in the aggregate 1,250,000,000 Shares 47.62% of the outstanding Shares. Mr. Goh has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him.

(iii)	As of the date of this Schedule 13D, Mr. Lim beneficially owned in the aggregate 250,000,000 Shares 9.52% of the outstanding Shares. Mr. Lim has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him.

(iv)	As of the date of this Schedule 13D, Toga Capital beneficially owned 2,389,718 shares of the Common Stock. Such shares represent approximately 0.09% of the outstanding shares. Because Mr. Toh is the senior executive of Toga Capital, he has the power to direct the affairs of Toga Capital. Therefore, Toga Capital may be deemed to shares with Mr. Toh voting and dispositive power with regard to the 2,389,718 shares of Common Stock held by Toga Capital.

(c) In or about June 2016, Mr. Toh purchased 277,383 Shares and 3 convertible notes in the amount of $533,925 from the Company’s prior sole officer and director. On or about May 11, 2017, the Mr. Toh converted the notes for 533,925 Shares at $1.00 per share.

In or about December 2016, Mr. Toh purchased an additional 20,000,000 Shares for $2,000.00 at $0.0001 per share.

On September 11, 2017, all of the aforementioned shares acquired by Mr. Toh were increased by a multiple of 50 as a result of the Issuer’s decision to effect a forward split of the outstanding shares of the Issuer’s Common Stock.

Toga Capital Sdn. Bhd., a Malaysian corporation currently owns 2,389,718 Shares. Toga Capital acquired a total of 123,247,577 shares from the Company between December 2017 and May 4, 2018 pursuant to a Subscription Agreement at a price of $0.01 per share. Toga Capital has transferred to its independent contractors a total of 120,857,859 shares, leaving it with a total of 2,389,718 shares currently owned.

Mr. Toh is an officer of Toga Capital Sdn. Bhd. Except for the transactions described herein, there were no transactions effected in the past sixty days in the Shares by Mr. Toh.

(d) On December 2, 2016, Mr. Goh purchased 25,000,000 Shares for $2,500 at $0.0001 per share. On September 11, 2017, all of the aforementioned shares acquired by Mr. Goh were increased by a multiple of 50 as a result of the Issuer’s decision to effect a forward split of the outstanding shares of the Issuer’s Common Stock.

(e) On December 2, 2016, Mr. Lim purchased 5,000,000 Shares for $500.00 at $0.0001 per share. On September 11, 2017, all of the aforementioned shares acquired by Mr. Lim were increased by a multiple of 50 as a result of the Issuer’s decision to effect a forward split of the outstanding shares of the Issuer’s Common Stock.

(f) To the knowledge of the Reporting Persons, no persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

CUSIP No. 88907T204	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toh Kok Soon
Toh Kok Soon

President
Insert Title

July 10, 2018
Insert Date